SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL AGM RESOLUTIONS

Ryanair Holdings plc today (11 Sept.) held its 2025 AGM, during which shareholders approved all resolutions by substantial majorities. Details of the voting is set out in the table below.

2025 AGM Resolutions

			In favour
1.		Consideration of Financial Statements and Reports	100%
2.		Consideration of the Remuneration Report	97%
3.		Declare Final Dividend	100%
4.		Election/Re-election of Directors
	(a)	S. McCarthy	99%
	(b)	E. Brennan	100%
	(c)	R. Brennan	100%
	(d)	E. Daly	96%
	(e)	G. Doherty	100%
	(f)	B. Grabowski	100%
	(g)	E. Köstinger	99%
	(h)	J. Laghrari Laabi	99%
	(i)	A. Nolan	99%
	(j)	A. Rudd	100%
	(k)	M. O'Leary	100%
5.		Directors' Authority to fix the Auditors' Remuneration	100%
6.		Directors' Authority to allot Ordinary Shares	91%
7.		Disapplication of Statutory Pre-emption Rights	97%
8.		Authority to Repurchase Ordinary shares	93%

A more detailed breakdown of the results of the proxy votes received, as well as the full text of the resolutions, is available on the website of the Company at https://investor.ryanair.com/investors-shareholders/agm-2025/.

Discretionary proxies representing 0.003% of shares were voted in favour of the resolutions by the meeting's Chairman.

For further info please contact:

Jamie Donovan                       Cian Doherty
Ryanair Holdings plc             Drury
Tel: +353 (0) 1 945 1212        Tel: +353 (0) 1 260 5000
donovanj@ryanair.com         ryanair@drury.ie

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 September, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary